SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM U5S

ANNUAL REPORT
For the year ended December 31, 2002

Filed pursuant to the
Public Utility Holding Company Act of 1935 by

ALLEGHENY ENERGY, INC.

10435 Downsville Pike

Hagerstown, Maryland 21740-1766

ALLEGHENY ENERGY, INC. FORM U5S-ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2002

This Amendment No.1 to ALLEGHENY ENERGY, INC. (Allegheny) Form U5S Annual Report for the year ended December 31, 2002, is being filed to update Item 10 to include companies that were inadvertently omitted in Allegheny's Form U5S filed on February 3, 2004.

TABLE OF CONTENTS

Item 10 Financial Statements and Exhibits	3 - 12

Signature	13

L - 1
INDIANA - KENTUCKY ELECTRIC CORPORATION
BALANCE SHEET -- DECEMBER 31, 2002
(000's)

Assets

Electric plant - at original cost, including $145,041
construction in progress	565,450
Less - Accumulated provisions for depreciation	410,690
154,760

Current assets:
Cash and cash equivalents	19
Accounts receivable	123
Intercompany receivable	4,691
Fuel in storage, at average cost	25,602
Materials and supplies, at average cost	7,287
Prepaid expenses and other	1,196
38,918

Regulatory assets:
Unrecognized pension benefits	2,454
Unrecognized post employment benefits	1,076
Deferred depreciation	735
Regulatory assets, other	381
4,646

Deferred charges and other:
Future federal income tax benefits	64,389
Deferred termination charges, post retirement benefits	27,229
Deferred termination charges, other	997
92,615

TOTAL ASSETS	290,939

L - 2
INDIANA - KENTUCKY ELECTRIC CORPORATION
BALANCE SHEET -- DECEMBER 31, 2002
(000's)

Capitalization and Liabilities

Capitalization:
Common stock, without par value, stated at $200
per share -
Authorized - 100,000 shares
Outstanding - 17,000 shares	3,400

Current liabilities:
Accounts payable	18,137
Deferred revenue advances for construction	11,759
Accrued taxes	3,639
Accrued interest and other	4,064
37,599

Deferred credits and other:
Accrued pension liability	2,454
Parent advances for construction	151,804
Net antitrust settlement	2,595
Income taxes refundable to customers	64,389
Post retirement benefits obligation	27,229
Post employment benefits obligation	1,076
Regulatory liabilities, other	393
249,940

TOTAL CAPITALIZATION AND LIABILITIES	290,939

L - 3
INDIANA - KENTUCKY ELECTRIC CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(000's)

Operating revenues:
Sale of electric energy to:
Ohio Valley Electric Company	182,571
Other	67

Total operating revenues	182,638

Operating expenses:
Fuel consumed in operation	100,829
Other operation	22,863
Maintenance	22,598
Depreciation	31,229
Taxes, other than federal income taxes	5,092

Total operating expenses	182,611

Operating income	27

Other income	(25)

Income before interest charges	2

Interest charges
Interest expense, net	2

Total interest charges	2

Net income	0

L - 4
INDIANA - KENTUCKY ELECTRIC CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
(000's)

Cash From Operations:
Net Income	0
Adjustments to reconcile net income to net
cash provided by (used in) operating activities:
Depreciation	31,229
Changes in assets and liabilities:
Accounts receivable	3
Fuel in storage	(7,329)
Materials and supplies	307
Prepaid expenses and other	(662)
Accounts payable	(814)
Accrued taxes	544
Accrued interest and other	1,094
Intercompany receivable / payable	(12,839)
Deferred revenue	7,238
Other regulatory assets	(372)
Other regulatory liabilities	183

Net cash provided by operating activities	18,582

Investing Activities:
Electric plant additions	(103,705)

Net cash used in investing activities	(103,705)

Financing Activities
Advances from parent for construction	85,131

Net increase in cash and cash equivalents	8

Cash and cash equivalents, beginning of year	11

Cash and cash equivalents, end of year	19

Supplemental Disclosures
Interest paid during the year	0
Federal income taxes paid during the year	0

For purposes of this statement, the company considers temporary cash investments to be cash equivalents since they are readily convertible into cash and have maturities of less than three months.

M - 1
OHIO VALLEY ELECTRIC CORPORATION
BALANCE SHEET -- DECEMBER 31, 2002
(000's)

Assets

Electric plant - at original cost, including $160,284
construction in progress	473,335
Less - Accumulated provisions for depreciation	308,367
164,968
Investments and other:
Investment in subsidiary company	3,400
Advances to subsidiary - construction	151,804
155,204
Current assets:
Cash and cash equivalents	11,086
Accounts receivable	25,136
Fuel in storage, at average cost	17,343
Materials and supplies, at average cost	8,813
Property taxes applicable to future years	1,290
SO2 emission allowances	1,333
Prepaid expenses and other	1,953
66,954

Regulatory assets:
Income taxes billable to customers	19,101
Unrecognized pension benefits	2,819
Unrecognized post employment benefits	872
Regulatory assets, other	133
22,925

Deferred charges and other:
Unamortized debt expense	8,230
Future federal income tax benefits	9,346
Deferred termination charges, post retirement benefits	29,897
Deferred termination charges, other	(219)
SO2 emission allowances	19
47,273

TOTAL ASSETS	457,324

M - 2
OHIO VALLEY ELECTRIC CORPORATION
BALANCE SHEET -- DECEMBER 31, 2002
(000's)

Capitalization and Liabilities

Capitalization:
Common stock, $100 par value -
Authorized - 300,000 shares
Outstanding - 100,000 shares	10,000
Senior secured notes	305,000
Retained earnings	1,887
316,887
Currents liabilities:
Line of credit borrowings	10,000
Current portion - long term debt	27,734
Accounts payable	19,289
Intercompany payable	4,691
Deferred revenue advances for construction	9,028
Accrued taxes	2,584
Accrued federal income taxes	10,779
Accrued interest and other	10,312
94,417
Deferred credits and other:
Investment tax credits	10,610
Accrued pension liability	2,819
Net antitrust settlement	1,517
Post retirement benefits obligation	29,897
Post employment benefits obligation	872
Regulatory liabilities, other	305
46,020

TOTAL CAPITALIZATION AND LIABILITIES	457,324

M - 3
OHIO VALLEY ELECTRIC CORPORATION
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR YEAR ENDED DECEMBER 31, 2002
(000's)

Operating revenues:
Sale of electric energy to:
Department of Energy	10,067
Ohio Valley Electric Company	351,900
Other	414

Total operating revenues	362,381

Operating expenses:
Fuel consumed in operation	81,082
Purchased power	192,641
Other operation	29,389
Maintenance	21,721
Depreciation	9,263
Taxes, other than federal income taxes	2,683
Federal income taxes	818

Total operating expenses	337,597

Operating income	24,784

Other income	1,488

Income before interest charges	26,272

Interest charges
Amortization of debt expense	2,735
Interest expense, net	21,470

Total interest charges	24,205

Net Income	2,067

Retained earnings, beginning of year	1,920

Cash dividends on common stock	2,100

Retained earnings, end of year	1,887

M - 4
OHIO VALLEY ELECTRIC CORPORATION
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2002
(000's)

Cash From Operations:
Net Income	2,067
Adjustments to reconcile net income to net
cash provided by (used in) operating activities:
Depreciation	9,263
Amortization of debt expense	2,735
Deferred taxes	(18,584)
Changes in assets and liabilities:
Accounts receivable	(7,645)
Fuel in storage	(9,074)
Materials and supplies	660
Property taxes applicable to subsequent years	42
SO2 emission allowances	922
Prepaid expenses and other	(1,535)
Accounts payable	(1,237)
Accrued taxes	7,095
Accrued interest and other	7,260
Deferred termination charges	2,002
Deferred revenue	8,460
Other regulatory assets	371
Other regulatory liabilities	142
Intercompany receivable / payable	12,839

Net cash provided by operating activities	15,783

Investing Activities:
Electric plant additions	(127,613)
Sale of investments	194,735
Advances to subsidiary for construction	(85,131)

Net cash used in investing activities	(18,009)

Financing Activities:
Senior secured notes repayments	(8,369)
Unamortized debt expense	(13)
Lines of credit borrowings	10,000
Dividends on common stock	(2,100)

Net cash used in financing activities	(482)

Net decrease in cash and cash equivalents	(2,708)

Cash and cash equivalents, beginning of year	13,794

Cash and cash equivalents, end of year	11,086

Supplemental Disclosures
Interest paid during the year	13,716
Federal income taxes paid during the year	12,875

For purposes of this statement, the company considers temporary cash investments to be cash equivalents since they are readily convertible into cash and have maturities of less than three months.

ALLEGHENY ENERGY, INC. FORM U5S-ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2002

SIGNATURE

   The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

ALLEGHENY ENERGY, INC. By /s/ JEFFREY D. SERKES Jeffrey D. Serkes Senior Vice President and Chief Financial Officer Allegheny Energy, Inc.
Dated: February 6, 2004